Exhibit 99



                      AGREEMENT TO FURNISH DEBT INSTRUMENTS

         Pursuant to Instruction 3(b)(4)(iii) to Item 601 of Regulation S-K, the Company has not included as an Exhibit any instrument with respect to long-term debt if the total amount of debt authorized by such instrument does not exceed 10% of the consolidated assets of the Company and its subsidiaries. The Company agrees, pursuant to this Instruction, to furnish a copy of any such instrument to the Securities and Exchange Commission upon request of the Commission.


                                            Pennsylvania Commerce Bancorp, Inc.

                                            /s/ Mark A. Zody
                                            Mark A. Zody,
                                            Chief Financial Officer








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